N-CSR – Change in Independent Registered Public Accounting Firm

On September 7, 2023, RSM US LLP (“RSM”) declined to stand for reappointment as the independent registered public accounting firm of the Accordant ODCE Index Fund (the “Fund”).

On September 7, 2023, the Audit Committee of the Board of the Fund recommended that the Board replace RSM with Cohen & Company, Ltd. (“Cohen”) as the independent registered public accounting firm for the Fund for the fiscal year ending June 30, 2024.

For the fiscal years ended June 30, 2022 and June 30, 2023, RSM’s audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles.

Further, in connection with its audits for the fiscal years ended June 30, 2022 and June 30, 2023 and the subsequent interim period through September 6, 2023: (i) there were no “disagreements” with RSM of the kind described in paragraph (a)(1)(iv) of Item 304 of Regulation S-K, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of disagreement, and (ii) there were no “reportable events” of the kind described in paragraph (a)(1)(v) of such Item 304.

The Fund requested that RSM furnish it with a letter addressed to the Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter is filed as an exhibit to Form N-CSR.

During the fiscal years ended June 30, 2022 and June 30, 2023, and the subsequent interim period through September 6, 2023, neither the Fund nor anyone on its behalf consulted Cohen regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s consolidated financial statements, and no written report or oral advice was provided to the Fund that Cohen concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively.

November 20, 2024

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re: Accordant ODCE Index Fund (f/k/a IDR Core Property Index Fund Ltd.)

File no. 811-23460

Commissioners:

We have read Accordant ODCE Index Fund’s (f/k/a IDR Core Property Index Fund Ltd.) statements related to our status as former independent registered public accounting firm included in the Annual Report to Shareholders in their Form N-CSR/A filed on November 20, 2024, and we agree with such statements concerning our firm made in paragraphs one, three, four and five. We have no basis to agree or disagree with the statements in the second or sixth paragraphs of Accordant ODCE Index Fund’s statements.

Sincerely,

/s/ RSM US LLP